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                               June 14, 2024

       Jan F. van Eck
       President and Chief Executive Officer
       VanEck Ethereum Trust
       c/o VanEck Digital Assets, LLC
       666 Third Avenue, 9th Floor
       New York, NY 10017

                                                        Re: VanEck Ethereum
Trust
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 31, 2024
                                                            File No. 333-255888

       Dear Jan F. van Eck:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. We note you have identified Virtu Americas LLC and Jane Street Capital, LLC as
                                                        Liquidity Providers.
Please tell us whether these entities are the same entities as the Virtu
                                                        Americas LLC and Jane
Street Capital, LLC, identified as Authorized Participants, and whether either entity
is a registered broker-dealer. If the respective Liquidity Provider is an affiliate of the
respective Authorized Participant, please disclose this and clarify the nature of the
affiliation.
       Prospectus Summary, page 1

   2. Please revise your Summary disclosure to clarify, if true, that with respect to any fork, airdrop or similar
event, the Sponsor will cause the Trust to irrevocably abandon the
                                                        Incidental Rights or IR
Virtual Currency and in the event the Trust seeks to change this position, an
application would need to be filed with the SEC by your listing exchange
 Jan F. van Eck
FirstName  LastNameJan
VanEck Ethereum  Trust F. van Eck
Comapany
June       NameVanEck Ethereum Trust
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
         seeking approval to amend its listing rules.
3. We note your disclosure regarding Liquidity Providers in Creation and Redemption of
         Shares beginning on page 105. Please revise your Summary disclosure as follows:
             Identify the Liquidity Providers with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Liquidity Providers are affiliated with or have any material relationships with any of the Authorized
             Participants.
             Disclose, if known, the material terms of any agreement you have entered into, or will enter into, with a Liquidity Provider, including whether and to what extent there will be any contractual obligations on the part of the Liquidity Provider to participate in cash orders for creations or redemptions.
4. Please disclose in the Summary that shareholders do not have voting rights under the
         Trust Agreement. Please also consistently describe the extent of shareholder voting rights throughout the prospectus. We note your disclosure in the second and third risk factors on page 62, the first full paragraph on page 83, and the third paragraph on page 113.
Risk Factors, page 12

5. Please add a separately captioned risk factor addressing the fact that the trust will not
         stake the ether it holds, so an investment in the trust   s shares
will not realize the economic
         benefits of staking.
If A Liquidity Provider Agreement, page 42

6.       Please revise to disclose the February 2024 Consent Order between
Gemini Trust
         Company, LLC and the New York State Department of Financial Services and describe the material findings.
The Lack Of Full Insurance, page 43

7. You state that the Trust may be forced to share insurance proceeds with other customers of the ETH Custodian. Please clarify that the insurance maintained by the ETH Custodian
         is shared among all the ETH Custodian   s customers and is not
specific to the Trust.
         Similarly revise your related Summary disclosure. Also place this risk factor in context by quantifying the amount of insurance coverage. Refer to your disclosure on page 99.
ETH, ETH Market, ETH Exchanges and Regulation of ETH, page 66

8. Please revise to add a discussion of the spot ether markets and ether futures markets. Also please revise to include a discussion of the regulation of ether futures.
Description of the MarketVector Ethereum Benchmark Rate, page 74

9. In the second full paragraph on page 75, please briefly explain why Bitfinex replaced itBit in May 2024. Additionally, tell us why the last sentence of the third paragraph of the
 Jan F. van Eck
VanEck Ethereum Trust
June 14, 2024
Page 3
       second risk factor on page 32 is bracketed given your disclosure that Bitfinex is currently a component of the MarketVector Index.
Net Asset Value Determinations, page 77

10. Please explain the reference to rule 5.2.2 in the context of a hard fork.
11. Refer to the first full paragraph on page 83. Please discuss how frequently the Sponsor evaluates or changes the fair value criteria and the factors the Sponsor considers in determining and evaluating specific criteria.
Suspension or Rejection of Redemption Orders, page 109

12.    You state that the Sponsor may determine to suspend redemptions because
of    an
       unanticipated delay in the liquidation of a position in an over the
counter contract.    Please
       describe the circumstances in which the Trust would have a position in an over the counter contract. In this regard, we note your disclosure that the Trust conducts subscription and redemption orders solely in cash.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at 202-551-3217 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.



                                                              Sincerely,
FirstName LastNameJan F. van Eck
                                                              Division of
Corporation Finance
Comapany NameVanEck Ethereum Trust
                                                              Office of Crypto
Assets
June 14, 2024 Page 3
cc:       Clifford R. Cone, Esq.
FirstName LastName